May 10, 2011

VIA EDGAR AND BY FEDERAL EXPRESS

Ms. Jennifer Gowetski, Esq.

Ms. Folake Ayoola, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Apollo Residential Mortgage, Inc.
Amendment No. 2 to Registration Statement on Form S-11
Filed May 10, 2011
File No. 333-172980

Dear Ms. Gowetski/Ms. Ayoola:

On behalf of our client, Apollo Residential Mortgage, Inc., a Maryland corporation (the “Company”), set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), contained in the Staff’s letter dated May 5, 2011 (the “May 5 Letter”), with respect to Amendment No. 1 to the Registration Statement on Form S-11 (File No. 333-172980) filed by the Company on April 22, 2011 (the “Registration Statement”). For convenience of reference, each Staff comment contained in the May 5 Letter is reprinted below in bold and italics, numbered to correspond with paragraph numbers assigned in the May 5 Letter, and is followed by the corresponding response of the Company.

We have enclosed with this letter a marked copy of Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which was filed today by the Company via EDGAR, reflecting all changes to the Registration Statement. All page references in the responses are to pages of the marked copy of Amendment No. 2. Capitalized terms used and not otherwise defined in this letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

General

1.	We note your response to comment 1 of our comment letter dated April 19, 2011. We have referred your analysis to the Division of Investment Management and they will contact you directly when they have completed their review. Please feel free to contact the Division of Investment Management staff member referenced below regarding their review.

Ms. Jennifer Gowetski Ms. Folake Ayoola May 10, 2011	Page 2

The Company acknowledges the Staff’s response and the referral of the analysis under the Investment Company Act of 1940, as amended, to the Division of Investment Management.

2.	We note your response to comment 4 of our comment letter dated April 19, 2011 and have the following comments:

•

You state that substantially all net proceeds of the offering will be used to purchase Agency MBS assets. We further note your response to comment 3 that you expect your initial portfolio to be nearly exclusively Agency MBS and that you will diversify your asset base as market conditions warrants thereafter. Given this flexibility in your short term investment strategy, your offering appears to constitute a “blind-pool” offering. Accordingly, please revise your disclosure to provide a detailed narrative and quantitative disclosure regarding the prior performance of the sponsor. Refer to Item 8 of Industry Guide 5.

In response to the Staff’s comment, the Company has revised the prospectus on page 93 under the caption “Business—Historical Performance of Apollo” to provide a detailed narrative disclosure regarding the required prior performance of the sponsor. In further response to this comment, we note that following our recent discussions with the Staff, the Company has not included prior performance tables relating to Apollo Commercial Real Estate Finance, Inc. (“ARI”) or Apollo European Principal Finance Fund, L.P. (“EPF”).

•

We note that your narrative discussion of your sponsor’s prior MBS programs appears to cover less than the 10 years referenced in Item 8.A.1 of Industry Guide 5 for guidance. Please revise or advise. In addition, please provide the information required by Item 8.A.2 of Industry Guide 5 or advise.

In response to the Staff’s comment, the Company has revised the disclosure on page 93 under the caption “Business—Historical Performance of Apollo” to clarify that the narrative discussion covers a ten-year period.

In addition, with respect to the information required by Item 8.A.2 of Industry Guide 5, the Company refers the Staff to the disclosure on page 94 under the caption “Business—Historical Performance of Apollo” regarding market conditions experienced by ARI and EPF as follows:

•	“ARI has been successful in deploying its capital in a range of income producing assets which have been available to purchase in the aftermath of the global financial crisis;” and

•	“EPF was launched during a time of significant dislocation in loan markets, and aimed to take advantage of liquidation of European loan assets

Ms. Jennifer Gowetski Ms. Folake Ayoola May 10, 2011	Page 3

through opportunistic investing. These markets have recovered somewhat since EPF’s inception, though still not to pre-2007 levels.”

In further response to this comment, the Company advises the Staff that ARI was recently formed in the aftermath of the global financial crisis and it has not experienced any major adverse business developments or conditions that would be material to investors in the Company while EPF, which was launched in 2007, aimed to take advantage of liquidation of European loan assets through opportunistic investing and also has not experienced any major adverse business developments or conditions that would be material to investors in the Company.

Accordingly, the Company believes that it has complied with Item 8.A.2 of Industry Guide 5.

Cover Page

3.	Please revise the fourth risk factor to state that you may change your targeted class of investments without shareholder notice or consent. Please make similar changes to your summary and full risk factors.

In response to the Staff’s comment, the Company has revised the prospectus cover page and the risk factor entitled “We may change our operational policies (including our investment guidelines, strategies and policies and the targeted assets in which we invest) with the approval of our board of directors but without stockholder consent or notice at any time, which may adversely affect the market value of our common stock and our ability to make distributions to our stockholders” on pages 10 and 29 under the captions “Prospectus Summary—Summary Risk Factors” and “Risk Factors,” respectively.

4.	Please add a cover page risk factor stating that you may not terminate or elect not to renew the management agreement even in the event of poor performance without having to pay substantial termination fees. Please make similar changes to your summary and full risk factors.

In response to the Staff’s comment, the Company has revised the prospectus cover page to include a risk factor stating that the termination of the Company’s management agreement may be difficult and require payment of a substantial termination fee or other amounts, including in the case of termination for unsatisfactory performance. With respect to the comment to make similar changes to the Company’s summary and full risk factors, the Company refers the Staff to the risk factor entitled “The termination of our management agreement may be difficult and require payment of a substantial termination fee or other amounts, including in the case of termination for unsatisfactory performance, which may adversely affect our inclination to end our relationship with our Manager” contained in the prospectus on pages 10 and 24 under the captions “Prospectus

Ms. Jennifer Gowetski Ms. Folake Ayoola May 10, 2011	Page 4

Summary—Summary Risk Factors” and “Risk Factors,” respectively, which refers to the aforementioned risk factor.

Our Target Assets, page 8

5.	We note your response to comment 10 of our comment letter dated April 19, 2011. We continue to believe that you should disclose the percentage breakdown of your anticipated portfolio of Agency MBS, non-Agency MBS, residential mortgage loans and other residential mortgage assets. Please revise accordingly. In addition, please specify the timeframe you intend when you state “over time” you will seek to diversify your portfolio.

In response to the Staff’s comment, the Company has revised the prospectus on pages 21 and 58 under the captions “Prospectus Summary—Use of Proceeds” and “Use of Proceeds,” respectively, to disclose the anticipated composition of the Company’s current target assets and the period of time over which the Company anticipates it will diversify its portfolio.

Use of Proceeds, page 59

6.	We note your disclosure on page 59 that you plan to use substantially all of the net proceeds of this offering and the concurrent private placement to purchase Agency MBS assets and that you expect your initial portfolio to be nearly exclusively Agency MBS. Please revise to clarify what you mean by “substantially all” and “nearly exclusively.” To the extent you intend to purchase other assets, please revise to disclose.

In response to the Staff’s comment, the Company has revised the prospectus on pages 21 and 58 under the captions “Prospectus Summary—Use of Proceeds” and “Use of Proceeds,” respectively, to clarify that the Company plans to use all of the net proceeds of the offering and the concurrent private placement to purchase Agency MBS assets and that, based on current market conditions, the Company expects its initial portfolio to be comprised of only Agency MBS assets.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 59

Critical Accounting Policies and Use of Estimates, page 61

7.	We note your response to prior comment 19 and reissue the comment in part. For instance, the guidance for Beneficial Interests in Securitized Financial Assets is contained within ASC 325-40.

In response to the Staff’s comment, the Company has revised the prospectus on page 67 under the caption “Management’s Discussion and Analysis of Financial Condition and

Ms. Jennifer Gowetski Ms. Folake Ayoola May 10, 2011	Page 5

Results of Operations—Critical Accounting Policies and Use of Estimates—Interest Income Recognition” to clarify that the guidance for Beneficial Interests in Securitized Financial Assets is contained within ASC 325-40.

About Apollo, page 76

8.	We note your response to comment 22 of our letter dated April 19, 2011. We continue to believe that you should explain to us why it is appropriate to disclose total asset returns separately for the portions of its portfolio that have been sold and to disclose total asset returns calculated using the assumption that Vantium was able to sell its illiquid assets at their mark-to-model value. In addition, please tell us what percentage of Vantium’s total portfolio has been sold to date.

In response to the Staff’s comment, the Company has revised the prospectus on page 77 under the caption “Business—About Apollo” to remove the separate disclosure regarding total asset returns with respect to the portions of Vantium’s portfolio that have been sold. Accordingly, the disclosure, as revised, indicates only Vantium’s total asset returns on a gross basis from Vantium’s inception through December 31, 2010. In further response to this comment, the Company informs the Staff that the portions of Vantium’s portfolio that have been sold represent approximately 32% of Vantium’s total portfolio as of December 31, 2010, the date as of which Vantium’s total asset return information is presented in the prospectus.

9.	We note your response to comment 4 of our letter dated April 19, 2011 that refers to Vantium as a portfolio company owned by Apollo and private equity funds managed by Apollo. We further note your disclosure on page 1 that Vantium has invested in over $750 million in residential mortgage assets with a combined par value of approximately $2 billion. Please provide a more detailed analysis regarding why Vantium should not be considered a prior program.

As discussed with the Staff, in response to the Staff’s comment, we note that Item 8 of Guide 5 calls for performance tables that illustrate the prior performance of programs sponsored by the sponsor. Although not defined in Guide 5, the Releases that accompanied the adoption of, and revisions to, Guide 5 (which was originally adopted as Guide 60), indicate that the term “program” was intended to apply to classic real estate syndications. In Release No. 34-18161 (October 7, 1981) (“Release 34-18161”), for example, the SEC explained that a “program” is a three phase investment fund or a syndication involving (i) an offering or organization phase in which “the sponsor (who also serves as promoter and, later, general partner) organizes and registers the offering;” (ii) a second “operational phase of the program [which] commences with the acquisition of properties;” and (iii) a third phase in which “depending on the investment objectives of the program, the program is ‘completed’ as the partnerships are liquidated and wound down.” In addition, in our recent discussions with the Staff, we have been informed that the Staff defines a Guide 5 “program” to be an investment fund or other similar

Ms. Jennifer Gowetski Ms. Folake Ayoola May 10, 2011	Page 6

investment vehicle (i) that primarily invests in real estate or real estate related investments (such as mortgages or mortgage backed securities) and (ii) whose investors are passive and do not participate in the management of the investment vehicle.

As disclosed in the prospectus, Vantium was founded in 2007 by certain funds managed by Apollo and is currently a portfolio company which is owned by one fund managed by Apollo and Apollo. Vantium has no third party investors. Accordingly, the Company advises the Staff, that Vantium does not satisfy the parameters of a “program” which was intended to apply to classic real estate syndications. As noted above, in Release 34-18161, the SEC explained that a “program” is a three phase investment fund or a syndication. Vantium was not organized in such a manner and has not raised any funds or conducted an offering nor should it be considered to be a fund or commingled investment vehicle involving a pooling of funds by investors. Further, Vantium, being an individual portfolio company owned by a fund should not itself be considered to be an investment fund or other similar investment vehicle.

Accordingly, the Company does not believe that Vantium is a program within the meaning of Guide 5 and believes that the presentation of Guide 5 prior performance information is not required and would be confusing to investors in light of the fact that the Guide 5 tables are designed around fund structures and operations, not individual portfolio companies owned by a fund.

Underwriting, page l56

Other Relationships, page 174

10.	We note your response to comment 23 of our comment letter dated April 19, 2011. Please revise your disclosure to clearly identify each underwriter that has a material relationship with your sponsor and state the nature of the relationships or advise.

As discussed with the Staff, in response to the Staff’s comment, the Company has revised the prospectus on page 162 to identify each underwriter that has provided Apollo and certain of its affiliates in the past certain commercial banking, financial advisory, investment banking and other services in the ordinary course of their business. The Company advises the Staff that it will identify each underwriter that will have material ongoing relationships with the Company and the nature of such relationships, including any repurchase agreements the Company will enter into with such underwriter or its affiliates.

Notes to Balance Sheet

Note 3 – Significant Accounting Policies

Ms. Jennifer Gowetski Ms. Folake Ayoola May 10, 2011	Page 7

Underwriting Commissions and Offering Costs, page F-4

11.	Please expand your disclosure to discuss your accounting policy for the arrangement with your manager regarding refund of initial underwriting discount.

In response to the Staff’s comment, the Company has revised the prospectus on page 68 under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Use of Estimates—Deferred Underwriting Discount and Refund of Manager’s Payment of Initial Underwriting Discount” to discuss the Company’s accounting policy for the arrangement with ARM Manager, LLC, the Company’s Manager, regarding the refund of the initial underwriting discount.

Supplemental Response to Comment 2 contained in the Staff’s letter dated April 19, 2011

Further to our response to comment 2 of the Staff’s letter dated April 19, 2011, with respect to the Registration Statement on Form S-11 (File No. 333-172980) filed by the Company on March 21, 2011, we have included an updated copy of the Company’s logo as Exhibit 1 hereto. The Company advises the Staff that it does not anticipate including any other graphics, maps, photographs or other artwork in the prospectus.

We thank the Staff for its attention to the Company’s filing and we look forward to hearing from you regarding Amendment No. 2 to the Registration Statement. If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 212-878-8527 or Andrew S. Epstein at 212-878-8332.

Very truly yours,

/s/ Jay L. Bernstein
Jay L. Bernstein

Enclosures

cc:	Securities and Exchange Commission
Mark Rakip
Jessica Barberich
Rochelle Plesset

Apollo Residential Mortgage, Inc.
Stuart A. Rothstein
Michael A. Commaroto

ARM Manager, LLC
John J. Suydam

Ms. Jennifer Gowetski Ms. Folake Ayoola May 10, 2011	Page 8

Latham & Watkins LLP
William J. Cernius
Raymond Y. Lin

Clifford Chance US LLP
Andrew S. Epstein

Exhibit 1